

August 16, 2019

<u>VIA E-MAIL</u>

Julie Collett, Esq.
Senior Director and Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Re: AXA Equitable Life Insurance Company
       Separate Account FP of AXA Equitable Life Insurance Co.
       Initial Registration Statements on Form N-6
       File Nos. 333-232418; 811-04335 (COIL Institutional Series)
       <u>File Nos. 333-232533; 811-04335 (VUL Survivorship)</u>

Dear Ms. Collett:

You filed the above-referenced initial registration statements on Form N-6 on behalf of AXA Equitable Life Insurance Company (the "Company") and its separate account on June 28, 2019 (File No. 333-232418) and July 3, 2019 (File No. 333-232533). Based on our review, we have the following comments, which apply to both filings unless otherwise indicated.[1]

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies.

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbers refer to the registration statement for the AXA COIL Institutional Series Policy (File No. 333-232418).

PROSPECTUS

Cover Page

3. *(COIL Institutional Series Only)* Please include the legend required by Rule 481(b) under the Securities Act of 1933 (the "Securities Act").

4. In the first paragraph, please revise the disclosure to clarify that the prospectus describes all of the policy's material features, benefits, rights and obligations, *including differences due to state variations*. For the COIL Institutional Series, please describe all state variations in the prospectus or an appendix thereto, including those relating to the time permitted to restore a terminated policy and to the owner's right to cancel the policy.

5. To avoid investor confusion, please use either "life insurance benefit" or "death benefit" consistently throughout the prospectus.

6. *(COIL Institutional Series Only)* When discussing electronic delivery of shareholder reports, please disclose that if an owner has already elected to receive shareholder reports electronically, the owner will not be affected by the change and will not need not take any action. Please also state that an owner may elect to receive shareholder reports and other communications from the Company electronically, and provide instructions for doing so. Item 1(a)(6) of Form N-6.

An Index of Key Words and Phrases (p. 5)

7. *(VUL Survivorship Only)* Please add the term "net policy account value" to the index.

8. *(COIL Institutional Series Only)* Please remove the term "account value" from the index as this is not a term used in the prospectus.

Risk/Benefit Summary: Charges and Expenses You Will Pay (pp. 6-9)

9. *(VUL Survivorship Only)* Please confirm supplementally that there are no premium taxes assessed under the policy. If there are such fees, add the line items to the table as required by Item 3, Instruction 1(c), and add disclosure later per Item 5 of Form N-6.

10. *(COIL Institutional Series Only)* When describing the charge for state and local taxes, please specify the basis upon which the amount of the charge is based (*e.g.*, 5% of each premium). Instruction 1(f) to Item 3 of Form N-6.

11. For each charge that varies depending on individual policyowner characteristics, please describe in a sub-caption in the fee table, rather than in a footnote, all of the characteristics of the representative policyowner (*e.g.*, age, sex, rate class). Instruction 3(b)(i) to Item 3 of Form N-6.

12. *(VUL Survivorship Only)* Please revise the heading in the fee table titled "Request a decrease in your policy's face amount" to make clear that this charge is imposed only during the first 15 policy years, and also imposed if the death benefit guarantee is elected for a reduced amount within the first 15 policy years.

13. With respect to the special services charges for the COIL Institutional Series, please place the "Maximum Charge" to the left of the "Current Charge." For the policy illustration charge for VUL Survivorship, please place the "Maximum Charge" above the "Current Charge." Instruction 1(f) to Item 3 of Form N-6.

14. *(COIL Institutional Series Only)* Please state that Portfolio operating expenses are for the year ended December 31, 2018.

Risk/Benefit Summary: Policy Features, Benefits, and Risks (pp. 10-17)

15. *(VUL Survivorship Only)* Because the Risk/Benefit Summary: Policy Features, Benefits, and Risks exceeds five pages in length, please move the fee table to precede this section. General Instruction C.3(a) of Form N-6.

16. The risk/benefit summary is intended to provide a concise description of the policy, summarizing the policy benefits and risks and the portfolio company risks. *See* Item 2 of Form N-6. Moreover, the Risk/Benefit Summary may not include disclosure other than that required or permitted by Items 2 and 3, per General Instruction C.3.(b) of the Form.

    Accordingly, please briefly summarize in the Risk/Benefit Summary the policy provisions on premium payments, lapse and reinstatement, and the death benefit, and move the more detailed information to the prospectus consistent with Items 7 (Premiums), 8 (Death Benefits and Contract Values), and 11 (Lapse and Reinstatement) of Form N-6. Similarly, please move lengthy discussions on policy riders and benefits, such as the Policy Continuation Rider, the Enhanced Amount, and the Integrated Term Rider, to appropriate sections of the prospectus, and include in the Risk/Benefit Summary only a concise description of each rider/benefit.

17. A prospectus should be accurate and complete, and the statements therein may not be qualified with reference to any other document (*e.g.*, the policy). Accordingly, please do not refer an investor to the policy for information on the minimum amount of the restoration premium, the values and terms of the policy after it is restored, and the effective date of such restoration. Please disclose this information in the prospectus in accordance with Item 11 of Form N-6. In doing so, please also state any requirements regarding outstanding loan repayments in connection with a policy reinstatement. Item 11(d).

18. *(COIL Institutional Series Only)* When first describing the Policy Continuation Rider, which cannot be exercised if the policy is in a grace period, please make clear that the purpose of the rider is to prevent the possible future lapse of a policy, and should be

exercised *before* there is insufficient net policy account value to pay the monthly charges. If the rider is in effect, please disclose how the net cash surrender value, policy account value, and net policy account value are calculated, whether policy account value will remain in the variable investment options and/or MSO, whether transfers are permitted among the variable investment options, and the amount that will be paid upon surrender of the policy. Please also clarify in the disclosure the "conditions specified in your policy" upon restoration of the rider.

19. *(COIL Institutional Series Only)* The prospectus describes the Enhanced Amount, a policy benefit which may provide additional surrender value during the first 14 policy years, with potentially higher values during the first two policy years. Please reconcile this with the statement on page 33 of the prospectus, which states that a partial withdrawal in the second policy year will further reduce the cash surrender value by 30% times 2.25% times the amount withdrawn if the Enhanced Amount is included in the cash surrender value. Please make clear here and elsewhere throughout the prospectus how partial withdrawals will reduce the cash surrender value if the Enhanced Amount is in effect, including in the sections captioned "Accessing your money" and "Risks of investing in a policy" on page 17 and in the policy values discussion on page 30. Please include an example here illustrating such a withdrawal, and state whether the Enhanced Amount could be less than zero.

   Further, please: (a) revise the disclosure in the first prong of the Enhanced Amount formula to clarify what is meant by "cumulative charges deducted from premiums that were paid" (*e.g.,* premium charges plus charges for federal, state, and local taxes); (b) explain the difference between "cumulative" and "accumulated" premiums, loan repayments, loans, and partial withdrawals in prongs one and two of the formula, respectively, including an explanation of how the accumulation rate is utilized in the second prong; (c) use additional sub-numbering in the second prong to clarify that the calculation is the greater of (i) premiums plus loan repayments less loans, partial withdrawals, and policy account value, and (ii) zero; (d) state that the Enhanced Amount will increase the policy account value when calculating the death benefit; (e) disclose that the Enhanced Amount will not be restored if a policy is terminated and restored; and (f) add a hypothetical example of how the Enhanced Amount is calculated.

20. In the death benefit discussion, please disclose: (a) when insurance coverage is effective per Instruction (i) to Item 8(a) of Form N-6; (b) when the death benefit is calculated and payable per Instruction (ii) to Item 8(a); (c) how the investment performance of the underlying funds, expenses, and deduction of charges affect policy values per Item 8(b); (d) that for Option B under the COIL Institutional Series the policy account value is increased by the Enhanced Amount only during the first 14 policy years; and (e) the minimum base policy face amount for face amount reductions under the COIL Institutional Series in the prospectus rather than referring the investor to the policy.

21. In the "Accessing your money" discussion on page 17 of the prospectus, please state that loans and partial withdrawals will reduce the cash surrender value, policy account value, and death benefit.

22. The prospectus states on page 17 that if any policy loan and any accrued loan interest either equals or exceeds the policy account value, the policy will terminate subject to the policy's grace period provision. Please clarify that the policy will lapse (and possibly terminate) if it does not have enough net policy account value to pay monthly charges when due, and that this could occur due to policy loans, partial withdrawals, and/or poor investment performance.

23. *(COIL Institutional Series Only)* Please revise the fourth bullet on page 17 to state that the highest maximum charges are noted in the tables *above,* and provide a cross-reference to the tables of policy charges.

Who is AXA Equitable? (pp. 18-20)

24. Please state that the assets of the separate account may not be used to pay any liabilities of the Company other than those arising from the Policies. Item 4(b)(2) of Form N-6.

Determining Your Policy's Value (p. 30)

25. Please explain how the investment performance of the underlying funds, expenses, and deduction of charges affect policy values. Item 8(b) of Form N-6.

26. *(COIL Institutional Series Only)* In the second paragraph describing the owner's policy value in the variable investment options, please clarify that units are redeemed when *transaction-based* charges (rather than transfer charges) are deducted from a variable investment option.

27. We note that here and elsewhere throughout the prospectus, the Company routinely directs investors to the risk/benefit summary for more information on a particular topic (for example, in the section on policy charges beginning on page 41 of the prospectus, the investor is directed to refer back to the summary for additional information on all policy charges). As noted earlier, the risk/benefit summary is intended to provide a concise description of the policy, summarizing the policy benefits and risks and the portfolio company risks. *See* Item 2 of Form N-6. Accordingly, please update all of the cross-references throughout the prospectus to direct an investor to the section of the prospectus that has (or should have) detailed information on the relevant topic, rather than to the risk/benefit summary.

   Further, with respect to the COIL Institutional Series, the last paragraph in this section briefly states that there may be limitations on the amount of premium, policy account value, and loan repayments that may be allocated to the guaranteed interest option, and provides a cross-reference to the risk/benefit summary for more information on such limitation amounts. However, the risk/benefit summary does not include any information on such limitations. Please describe all such limitations in the prospectus.

Transferring Your Money Among Our Investment Options (pp. 31-32)

28. Please describe all restrictions on transfers among variable investment options and out of the guaranteed interest option in the prospectus rather than referring the investor to the policy for information.

29. The discussion on unrestricted transfers out of the guaranteed interest option states that transfers take effect on the date the request is received, and any request received after 4:00 p.m. takes effect the next business day. The discussion also states that there may be a charge for making a transfer. Please move these statements to the "How to Make Transfers" discussion that follows to make clear that this disclosure applies to all transfers, not just those out of the guaranteed interest option.

30. *(COIL Institutional Series Only)* Please reconcile the statement in the fifth paragraph referring to written, telephone, Internet, and facsimile transfer requests with the statement under "How to Make Transfers" that an owner must submit a written request for a transfer. We note that the prospectus does not disclose procedures for permitting any policy transactions by telephone or Internet.

31. *(VUL Survivorship Only)* Under "How to Make Transfers," please describe the policies and procedures for requesting transfers by telephone and facsimile.

Accessing Your Money (pp. 33-34)

32. *(VUL Survivorship Only)* When stating in the second paragraph under "Effect of Policy Loans" that a loan has a permanent effect on the cash surrender value because the loan amount does not participate in the investment results of the separate account, please also disclose that for this same reason a policy loan may also have a permanent effect on the death benefit. Item 10(d) of Form N-6.

More Information About Policy Features and Benefits (p. 40)

33. *(VUL Survivorship Only)* Please revise the first paragraph of the Cash Value Plus Rider discussion to clarify that the rider *may reduce or waive* the surrender charge and *may refund* a percentage of cumulative premium charges.

More Information About Certain Policy Charges (pp. 41-44)

34. *(VUL Survivorship Only)* Please describe how the deduction from policy account value to collect the surrender charge will be allocated among the investment options. Instruction 1 to Item 5(a) of Form N-6.

35. When describing special services charges, please remove the reference to a withdrawal charge as the policy does not impose any withdrawal charge *(COIL Institutional Series Only)*. Please also disclose that the maximum charge that may be imposed for policy illustrations is $25, as stated in the fee table. Finally, please make clear that the policy illustration charge and charge for returned payments must be paid using funds outside of the policy, as noted in a footnote to the fee table.

36. The maximum administrative and cost of insurance charges are disclosed in the prospectus. Accordingly, please remove the statement that the monthly administrative and cost of insurance deductions will never be greater than the maximum amounts shown in the policy.

More Information About Procedures That Apply to Your Policy (pp. 45-47)

37. The prospectus states that the Company may defer allocating premium payments and transfers *to* the variable investment options. Please explain supplementally the legal basis under Rule 22c-1 under the Investment Company Act of 1940 (the "1940 Act") for such deferral.

More Information About Other Matters (pp. 48-53)

38. Please disclose how the death benefit may be adjusted in connection with suicide and misstatement of age or gender rather than referring an investor to the policy.

39. The prospectus states that the Company may defer the *calculation of values* of payments from the variable investment options that have been suspended or deferred. Please explain supplementally the legal basis under Rule 22c-1 under the 1940 Act for delaying the pricing of transactions that may be suspended or deferred pursuant to Section 22(e) of the 1940 Act.

Personalized Illustrations (p. 55)

40. *(COIL Institutional Series Only)* Please reconcile the disclosure in the last paragraph, which states that an owner may receive one free illustration per policy year and pay $25 for each additional illustration, with the disclosure on page 41 of the prospectus, which states that the Company does not charge for illustrations (although it reserves the right to do so).

Appendix II: Hypothetical Illustrations

41. Please clarify in each illustration, and in the preceding narrative, whether the illustrations reflect the policy account value or net policy account value. Similarly, for the COIL Institutional Series, please clarify throughout that the illustrations reflect the *net* cash surrender value, not the cash surrender value.

42. *(VUL Survivorship Only)* Please update the policy name on each illustration to reference the VUL Survivorship Policy.

43. *(COIL Institutional Series Only)* In the second sentence on page 1, please clarify that the Enhanced Amount is the difference between the *net policy* account value and the cash surrender value.

44. *(COIL Institutional Series Only)* In the third paragraph on page 1, please state both the current and maximum charge for state and local tax expenses that are reflected in the illustrations for current charges and guaranteed charges, respectively. Please specify all of the charges that are reflected (*e.g.*, the premium charge, charge for federal taxes, cost of insurance charge, mortality and expense risk charge, and administrative charge). Please state that the tables assume no optional riders have been elected. *See* Item 25 of Form N-6.

Appendix III: Integrated Term Rider Examples (COIL Institutional Series Only)

45. In the first and second example, please revise the disclosure to state that the ITR face amount is $700,000, not $500,000. Please also clarify in this appendix that the "stated percentage of the policy account value" means the alternative death benefit. Please also illustrate how the maximum ITR face amount is calculated assuming a specific target premium and target amount for the hypothetical insured, as shown on the chart on page 15 of the prospectus.

MSO SUPPLEMENT (COIL Institutional Series Only)

46. The MSO supplement revises or updates certain information in the MSO prospectus. Please confirm supplementally that the supplement will be filed with the registration statement for the MSO, and will accompany the MSO prospectus when delivered to policyholders.

47. Please remove the statement in the first paragraph that the policy prospectus is incorporated by reference, as the MSO supplement will be delivered with the policy prospectus. Please also briefly explain that amounts invested in an MSO Segment may be credited with positive or negative interest based, in part, on the performance of the S&P 500 Price Return Index during the Segment Term.

48. In the paragraph following the fee table, please remove the reference to the Customer Loyalty Credit, which is not offered under the policy.

49. Please update the cross-reference to "Managing your allocations" on the second page of the supplement, as there is no such section in the policy prospectus.

50. When describing the impact of face amount changes under the MSO, please explain whether a decrease in face amount will result in a recalculation of the Charge Reserve Amount.

51. To avoid investor confusion, please revise the section of the supplement titled Transfers You Can Make to more clearly identify only those transfer policies and procedures under the MSO that differ from the transfer policies and procedures under the policy.

52. Under the Borrowing From Your Policy section of the supplement, please more clearly explain the sentence in the penultimate paragraph, which states: "[i]f the interest is not paid when due, it will be added to your outstanding loan and allocated on the basis of the deduction allocation rules described in the "Monthly Deductions" provision of this rider." In particular, please explain what will be allocated on the basis of the deduction allocation rules, update the cross-reference to "this rider," and reconcile this with the disclosure on page 33 of the prospectus that states that if interest is not paid when due, the interest will create a new policy loan.

53. When discussing the impact of the MSO election on policy riders and services, please specify which riders and services may be impacted, including the Integrated Term Rider and the Enhanced Amount, as well as how they may be impacted. Please also state that the paid-up death benefit guarantee and Extended No Lapse Guarantee are not applicable to the policy, and as such the investor should disregard all references to the paid-up death benefit guarantee and Extended No Lapse Guarantee in the MSO Prospectus.

54. Please revise the section of the supplement titled Delay of Segment Proceeds to describe the deferral of only those amounts in the MSO Holding Account or Segment Accounts (*i.e.*, if the Index Value is not published, the Company would still pay out amounts in the variable investment options in accordance with Section 22(e) of the 1940 Act).

PART C

55. *(COIL Institutional Series Only)* Please explain the basis for the footnote to the exhibit list stating that state variations are not included.

56. Please file new powers of attorney that relate specifically to each registration statement as required by Rule 483(b) under the Securities Act, by either specifically referencing the appropriate Securities Act file number or policy name.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

   Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statements.

   In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

   Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

         Sincerely,

         /s/ Elisabeth Bentzinger

         Elisabeth Bentzinger
         Senior Counsel

cc: William J. Kotapish, Esq., Assistant Director
   Sally Samuel, Esq., Branch Chief